77 King St. W., Suite 4010
P.O. Box 159
Toronto, Ontario
Canada M5K 1H1

GRANITE ANNOUNCES 2024 THIRD QUARTER RESULTS AND A 3.03% DISTRIBUTION INCREASE COMMENCING IN DECEMBER 2024

November 6, 2024, Toronto, Ontario, Canada — Granite Real Estate Investment Trust and Granite REIT Inc. (TSX: GRT.UN; NYSE: GRP.U) (“Granite” or the “Trust”) announced today its combined results for the three and nine month periods ended September 30, 2024 and a distribution increase of 3.03% effective with the December 2024 distribution.

THIRD QUARTER 2024 HIGHLIGHTS

Highlights for the three month period ended September 30, 2024 are set out below:

Financial:
•Granite's net operating income ("NOI") was $119.6 million in the third quarter of 2024 compared to $109.2 million in the prior year period, an increase of $10.4 million primarily as a result of the completion of two development projects in Canada and the United States, the completion of two expansion projects in Canada and Netherlands in the third quarter of 2024, contractual rent adjustments and consumer price index based increases, and renewal leasing activity;
•Same property NOI - cash basis(4) increased by 6.2% for the third quarter of 2024, excluding the impact of foreign exchange;
•Funds from operations ("FFO")(1) was $85.2 million ($1.35 per unit) in the third quarter of 2024 compared to $79.1 million ($1.24 per unit) in the third quarter of 2023;
•Adjusted funds from operations ("AFFO")(2) was $76.6 million ($1.22 per unit) in the third quarter of 2024 compared to $69.6 million ($1.09 per unit) in the third quarter of 2023;
•During the three month period ended September 30, 2024, the Canadian dollar weakened against the Euro and the US dollar, respectively, relative to the prior year period. The impact of foreign exchange on FFO for the three month period ended September 30, 2024, relative to the same period in 2023, was $0.02 per unit, and for AFFO, the impact of foreign exchange relative to the same period in 2023 was $0.02 per unit;
•AFFO payout ratio(3) was 68% for the third quarter of 2024 compared to 73% in the third quarter of 2023;
•Occupancy as at September 30, 2024 and committed occupancy as at November 6, 2024 are 94.3% and 94.7%, respectively;
•Granite recognized $42.6 million in net fair value gains on investment properties in the third quarter of 2024, which were primarily attributable to the lease renewal of a property in the GTA and fair market rent increases at select properties in the U.S., partially offset by the expansion in the discount and terminal capitalization rates at select properties in Granite’s U.S. markets;
•Granite's net income attributable to stapled unitholders in the third quarter of 2024 was $111.6 million in comparison to $33.1 million in the prior year period primarily due to a positive change in the fair value of investment properties of $95.8 million and a $10.4 million increase in net operating income as noted above, partially offset by a $20.1 million increase in income tax expense;
•On October 1, 2024, Granite completed the uncoupling of its stapled unit structure by replacing it with a conventional REIT trust unit structure (the “Arrangement”). As a result of and immediately following the Arrangement, each Granite unitholder held a number of Granite Real Estate Investment Trust ("Granite REIT") units equal to the number of stapled units held prior to completion of the Arrangement, and Granite REIT Inc. has become a wholly-owned subsidiary of Granite REIT. On October 3, 2024, the stapled units were delisted from the TSX and the NYSE, and the Granite REIT units trade on the TSX and the NYSE under the same ticker symbols “GRT.UN” and “GRP.U”, respectively. In connection with the completion of the Arrangement, Granite REIT Inc. applied to cease to be a reporting issuer and ceased to be a reporting issuer on November 4, 2024. Further information on the Arrangement, including Canadian and US tax implications can be found at www.granitereit.com/unwind-of-stapled-unit-structure; and
•On November 6, 2024, Granite increased its targeted annualized distribution by 3.03% to $3.40 ($0.2833 per month) per unit from $3.30 ($0.2750 per month) per unit to be effective upon the declaration of the distribution in respect of the month of December 2024 and payable in mid-January 2025.

Developments and expansions:
•On August 1, 2024, Granite completed the 49,000 square foot expansion of its approximate 100,000 square foot industrial facility in Ajax, Ontario. Upon completion, a ten-year lease commenced for approximately 29,000 square feet; and

•On August 30, 2024, Granite completed the 52,000 square foot expansion of its approximate 238,000 square foot modern distribution facility in Weert, Netherlands. As a result of the expansion completion, the tenant has committed to a new ten-year term for the entire expanded facility.

Operations:
•During the third quarter of 2024, Granite achieved average rental rate spreads of 31% over expiring rents representing approximately 1,609,000 square feet of new leases and renewals completed in the quarter;
•During the third quarter of 2024, at one of Granite's properties in Mississauga, Ontario, the tenant committed to a five year lease extension for the entire 773,300 square foot facility, for a lease that is expiring in 2025; and
•Subsequent to the third quarter of 2024, Granite signed a lease for 307,800 square feet at one of its vacant units at a property in Olive Branch, Mississippi, commencing in October 2024 for a lease term of 5.1 years.

Financing:
•On October 4, 2024, Granite REIT Holdings Limited Partnership ("Granite LP") completed an offering of $800 million aggregate principal amount of senior unsecured debentures in two series (the “Offering”), which includes (i) $250 million aggregate principal amount of 3.999% Series 8 senior unsecured debentures due October 4, 2029 (the "October 2029 Debentures"); and (ii) $550 million aggregate principal amount of 4.348% Series 9 senior unsecured debentures due October 4, 2031 (the "2031 Debentures"). The October 2029 Debentures and the 2031 Debentures are guaranteed by Granite REIT and Granite REIT Inc. Granite LP intends to use the remaining net proceeds from the Offering to refinance existing debt, including its US$185 million senior unsecured non-revolving term facility, to be repaid upon maturity on December 19, 2024, and for general corporate purposes;

•On October 4, 2024, Granite LP also entered into a cross currency interest rate swap to exchange the Canadian dollar denominated principal and interest payments related to the October 2029 Debentures for Euro denominated principal and interest payments, resulting in an effective fixed interest rate of 3.494% for the five year term of the October 2029 Debentures; and

•On October 4, 2024, Granite LP repaid in full the outstanding US$400.0 million aggregate principal amount of the 2025 Term Loan, which had a maturity date of September 15, 2025, using the net proceeds from the Offering. The 2025 Term Loan was fully prepayable without penalty. In conjunction with the repayment, the 2025 Interest Rate Swap was terminated and the related mark to market asset was settled on October 4, 2024.

GRANITE’S FINANCIAL, OPERATING AND PROPERTY HIGHLIGHTS

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions, except as noted)
	2024	2023	2024	2023

Revenue	$141.9	$131.5	$421.1	$391.4
Net operating income ("NOI")	$119.6	$109.2	$350.8	$325.2
Net income attributable to stapled unitholders	$111.6	$33.1	$276.9	$105.3
Funds from operations ("FFO")(1)	$85.2	$79.1	$251.2	$236.3
Adjusted funds from operations ("AFFO")(2)	$76.6	$69.6	$228.4	$214.1
Diluted FFO per stapled unit(1)	$1.35	$1.24	$3.97	$3.70
Diluted AFFO per stapled unit(2)	$1.22	$1.09	$3.61	$3.35
Monthly distributions paid per stapled unit	$0.83	$0.80	$2.48	$2.40
AFFO payout ratio(3)	68%	73%	68%	71%

As at September 30, 2024 and December 31, 2023			2024	2023
Fair value of investment properties			$9,094.5	$8,808.1
Cash and cash equivalents			$133.5	$116.1
Total debt(5)			$3,080.5	$2,998.4
Net leverage ratio(6)			32%	33%
Number of income-producing properties			138	137
Gross leasable area (“GLA”), square feet			63.3	62.9
Occupancy, by GLA			94.3%	95.0%
Committed occupancy, by GLA(9)			94.7%	NA
Magna as a percentage of annualized revenue(8)			27%	26%
Magna as a percentage of GLA			19%	19%
Weighted average lease term in years, by GLA			5.9	6.2
Overall capitalization rate(7)			5.3%	5.2%

A more detailed discussion of Granite’s combined financial results for the three and nine month periods ended September 30, 2024 and 2023 is contained in Granite’s Management’s Discussion and Analysis of Results of Operations and Financial Position ("MD&A") and the unaudited condensed combined financial statements for those periods and the notes thereto, which are available through the internet on the Canadian Securities Administrators’ System for Electronic Data Analysis and Retrieval Plus (“SEDAR+”) and can be accessed at www.sedarplus.ca and on the United States Securities and Exchange Commission’s (the “SEC”) Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”), which can be accessed at www.sec.gov.

4

ENVIRONMENTAL, SOCIAL, GOVERNANCE + RESILIENCE (ESG+R)

Granite completed its fifth annual GRESB Real Estate Assessment in the third quarter of 2024. GRESB’s 2024 results were published in October 2024 and Granite ranked 1st out of 7 in the Northern America | Industrial | Listed | Tenant Controlled peer group. In 2024, Granite’s score decreased by 2 points (3%) compared to 2023 as a result of significant changes to the GRESB scoring methodology, but still maintained a 1st place ranking in its peer group and a 3-star rating. Granite completed the 2024 GRESB Public Disclosure Report and results are expected in the fourth quarter of 2024. The GRESB Public Disclosure Report evaluates the level of ESG disclosure by listed property companies and REITs. Granite continues to implement strategic initiatives to enhance its ESG+R Program into 2025 and beyond.

2024 OUTLOOK

For 2024 outlook, Granite’s FFO per unit forecast remains unchanged at $5.30 to $5.40. For AFFO per unit, we are increasing the forecast range by $0.05 to $4.65 to $4.75 from the previous forecast of $4.60 to $4.70 due to a reduced estimate in AFFO-related capital expenditures for the year from $28 million to $25 million. Granite has made a small modification to the foreign currency exchange rate assumption pertaining to the Euro for the forecast period from October to December 2024. The high and low ranges reflect foreign currency exchange rate assumptions where the high end of the range estimates the Canadian dollar to Euro exchange rate of 1.50 (previously 1.48) and the Canadian dollar to US dollar exchange rate of 1.38. On the low end of the range, we continue to assume exchange rates of the Canadian dollar to Euro of 1.43 and the Canadian dollar to US dollar of 1.32. With respect to constant currency same property NOI – cash basis guidance, Granite is forecasting the four-quarter average over 2024 to come in at approximately 6% which is at the lower end of the forecast range previously provided of 6.0% to 6.5%, implying constant currency same property NOI – cash basis of approximately 6.6% for the fourth quarter 2024. The revised forecast in constant currency same property NOI - cash basis is a result of updated vacancy and leasing assumptions. Granite’s 2024 outlook assumes no acquisitions and dispositions, excludes all corporate restructuring costs and assumes no favourable reversals of tax provisions relating to prior years which cannot be determined at this time.

Non-IFRS measures are included in Granite’s 2024 forecasts above (see “NON-IFRS PERFORMANCE MEASURES”). See also “FORWARD-LOOKING STATEMENTS”.

CONFERENCE CALL

Granite will hold a conference call and live audio webcast to discuss its financial results. The conference call will be chaired by Kevan Gorrie, President and Chief Executive Officer.

Date:                 Thursday, November 7, 2024 at 11:00 a.m. (ET)

Telephone:     North America (Toll-Free): 1-800-579-2543
International (Toll): 1-785-424-1789

Conference ID/Passcode: REIT

Webcast:             To access the live audio webcast in listen-only mode, please visit
https://events.q4inc.com/attendee/828116633 or
https://granitereit.com/events.

To hear a replay of the webcast, please visit https://granitereit.com/events. The replay will be available for 90 days.

OTHER INFORMATION

Additional property statistics as at September 30, 2024 have been posted to our website at https://granitereit.com/property-statistics-q3-2024. Copies of financial data and other publicly filed documents are available through the internet on SEDAR+, which can be accessed at www.sedarplus.ca and on EDGAR, which can be accessed at www.sec.gov.

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe. Granite owns 143 investment properties representing approximately 63.3 million square feet of gross leasable area.

For further information, please see our website at www.granitereit.com or contact Teresa Neto, Chief Financial Officer, at (647) 925-7560.

NON-IFRS MEASURES, RATIOS AND RECONCILIATIONS

Readers are cautioned that certain terms used in this press release such as FFO, AFFO, FFO payout ratio, AFFO payout ratio, same property NOI - cash basis, constant currency same property NOI - cash basis, total debt and net debt, net leverage ratio, and any related per unit amounts used by management to measure, compare and explain the operating results and financial performance of the Trust do not have standardized meanings prescribed under International Financial Reporting Standards (“IFRS”) and, therefore, should not be construed as alternatives to net income, cash provided by operating activities or any other measure calculated in accordance with IFRS. Additionally, because these terms do not have a standardized meaning prescribed by IFRS, they may not be comparable to similarly titled measures presented by other publicly traded entities.
(1)FFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the operating performance of real estate entities. Granite calculates FFO as net income attributable to stapled unitholders excluding fair value gains (losses) on investment properties and financial instruments, gains (losses) on sale of investment properties including the associated current income tax, deferred income taxes, corporate restructuring costs and certain other items, net of non-controlling interests in such items. The Trust’s determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada (“REALPAC”) guidelines on Funds From Operations & Adjusted Funds From Operations for IFRS dated January 2022 (“REALPAC Guidelines”) except for the exclusion of corporate restructuring costs. Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust’s ability to service debt, fund capital expenditures and provide distributions to stapled unitholders. FFO is reconciled to net income, which is the most directly comparable IFRS measure (see table below). FFO should not be construed as an alternative to net income or cash flow provided by operating activities determined in accordance with IFRS.
(2)AFFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the recurring economic earnings performance of real estate entities after considering certain costs associated with sustaining such earnings. Granite calculates AFFO as net income attributable to stapled unitholders including all adjustments used to calculate FFO and further adjusts for actual maintenance capital expenditures that are required to sustain Granite’s productive capacity, leasing costs such as leasing commissions and tenant allowances incurred and non-cash straight-line rent and tenant incentive amortization, net of non-controlling interests in such items. The Trust's determination of AFFO follows the definition prescribed by the REALPAC Guidelines except for the exclusion of corporate restructuring costs as noted above. Granite considers AFFO to be a meaningful supplemental measure that can be used to determine the Trust’s ability to service debt, fund expansion capital expenditures, fund property development and provide distributions to stapled unitholders after considering costs associated with sustaining operating earnings. AFFO is also reconciled to net income, which is the most directly comparable IFRS measure (see table below). AFFO should not be construed as an alternative to net income or cash flow provided by operating activities determined in accordance with IFRS.

		Three Months Ended September 30,		Nine Months Ended September 30,
(in millions, except per unit amounts)		2024	2023	2024	2023
Net income attributable to stapled unitholders		$111.6	$33.1	$276.9	$105.3
Add (deduct):
Fair value (gains) losses on investment properties, net		(42.6)	53.2	(54.5)	139.7
Fair value losses on financial instruments, net		2.9	2.5	7.4	1.9
Loss on sale of investment properties		—	0.9	—	1.5
Deferred tax expense (recovery)		9.3	(10.3)	18.5	(17.2)
Fair value remeasurement of the Executive Deferred Stapled Unit Plan		1.4	(0.7)	0.5	3.5
Fair value remeasurement of the Directors Deferred Stapled Unit Plan		1.8	(0.5)	0.6	0.4
Corporate restructuring costs(1)		0.7	—	1.8	—
Non-controlling interests relating to the above		0.1	0.9	—	1.2
FFO	[A]	$85.2	$79.1	$251.2	$236.3
Add (deduct):
Maintenance or improvement capital expenditures incurred		(3.7)	(4.5)	(10.1)	(6.8)
Leasing costs		(1.5)	(0.8)	(2.0)	(3.1)
Tenant allowances		—	(1.4)	(1.6)	(2.4)
Tenant incentive amortization		—	1.1	0.1	3.3
Straight-line rent amortization		(3.4)	(4.0)	(9.2)	(13.6)
Non-controlling interests relating to the above		—	0.1	—	0.4
AFFO	[B]	$76.6	$69.6	$228.4	$214.1
Basic FFO per stapled unit	[A]/[C]	$1.36	$1.24	$3.99	$3.71
Diluted FFO per stapled unit	[A]/[D]	$1.35	$1.24	$3.97	$3.70
Basic AFFO per stapled unit	[B]/[C]	$1.22	$1.09	$3.63	$3.36
Diluted AFFO per stapled unit	[B]/[D]	$1.22	$1.09	$3.61	$3.35
Basic weighted average number of stapled units	[C]	62.7	63.7	63.0	63.7
Diluted weighted average number of stapled units	[D]	63.0	63.9	63.3	63.9
(1)    Effective January 1, 2024, Granite amended its definition of Funds From Operations (FFO) to exclude corporate restructuring costs associated with the uncoupling of the Trust’s stapled unit structure (refer to “NON-IFRS PERFORMANCE MEASURES” in the MD&A). See also “SIGNIFICANT MATTERS - STAPLED UNIT STRUCTURE” in the MD&A. Granite views these restructuring costs as non-recurring, as they are solely related to this specific transaction and do not reflect normal operating activities.
(3)The FFO and AFFO payout ratios are calculated as monthly distributions, which exclude special distributions, declared to unitholders divided by FFO and AFFO (non-IFRS performance measures), respectively, in a period. FFO payout ratio and AFFO payout ratio may exclude revenue or expenses incurred during a period that can be a source of variance between periods. The FFO payout ratio and AFFO payout ratio are supplemental measures widely used by investors in evaluating the sustainability of the Trust’s monthly distributions to stapled unitholders.

		Three Months Ended September 30,		Nine Months Ended September 30,
(in millions, except as noted)		2024	2023	2024	2023
Monthly distributions declared to unitholders	[A]	$51.8	$51.0	$156.0	$153.0
FFO	[B]	85.2	79.1	251.2	236.3
AFFO	[C]	76.6	69.6	228.4	214.1
FFO payout ratio	[A]/[B]	61%	64%	62%	65%
AFFO payout ratio	[A]/[C]	68%	73%	68%	71%
(4)Same property NOI — cash basis refers to the NOI — cash basis (NOI excluding lease termination and close-out fees, and the non-cash impact from straight-line rent and tenant incentive amortization) for those properties owned by Granite throughout the entire current and prior year periods under comparison. Same property NOI — cash basis excludes properties that were acquired, disposed of, classified as development properties or assets held for sale during the periods under comparison. Granite believes that same property NOI — cash basis is a useful supplementary measure in understanding period-over-period organic changes in NOI — cash basis from the same stock of properties owned.

	Sq ft(1)	Three Months Ended September 30,				Sq ft(1)	Nine Months Ended September 30,
	(in millions)	2024	2023	$ change	% change	(in millions)	2024	2023	$ change	% change
Revenue		$141.9	$131.5	10.4			$421.1	$391.4	29.7
Less: Property operating costs		22.3	22.3	—			70.3	66.2	4.1
NOI		$119.6	$109.2	10.4	9.5%		$350.8	$325.2	25.6	7.9%
Add (deduct):
Lease termination and close-out fees		—	—	—			(0.5)	—	(0.5)
Straight-line rent amortization		(3.4)	(4.0)	0.6			(9.2)	(13.6)	4.4
Tenant incentive amortization		—	1.1	(1.1)			0.1	3.3	(3.2)
NOI - cash basis	63.3	$116.2	$106.3	9.9	9.3%	63.3	$341.2	$314.9	26.3	8.4%
Less NOI - cash basis for:
Acquisitions	—	—	—	—		1.0	0.8	0.3	0.5
Developments	0.5	(1.4)	—	(1.4)		2.8	(11.4)	(0.9)	(10.5)
Dispositions and assets held for sale	—	—	—	—		—	—	(0.2)	0.2
Same property NOI - cash basis	62.9	$114.8	$106.3	8.5	8.0%	59.8	$330.6	$314.1	16.5	5.3%
Constant currency same property NOI - cash basis(2)	62.9	$114.8	$108.1	6.7	6.2%	59.8	$330.6	$317.4	13.2	4.2%
(1)    The square footage relating to the NOI — cash basis represents GLA of 63.3 million square feet as at September 30, 2024. The square footage relating to the same property NOI — cash basis represents the aforementioned GLA excluding the impact from the acquisitions, dispositions, assets held for sale and developments during the relevant period.
(2)    Constant currency same property NOI - cash basis is calculated by converting the comparative same property NOI - cash basis at current period average foreign exchange rates.
(5)Total debt is calculated as the sum of all current and non-current debt, the net mark to market fair value of derivatives and lease obligations as per the consolidated financial statements. Net debt subtracts cash and cash equivalents from total debt. Granite believes that it is useful to include the derivatives and lease obligations for the purposes of monitoring the Trust’s debt levels.
(6)The net leverage ratio is calculated as net debt (a non-IFRS performance measure defined above) divided by the fair value of investment properties (excluding assets held for sale). The net leverage ratio is a non-IFRS ratio used in evaluating the Trust’s degree of financial leverage, borrowing capacity and the relative strength of its balance sheet.

As at September 30, 2024 and December 31, 2023		2024	2023
Unsecured debt, net		$3,088.9	$3,066.0
Derivatives, net		(43.1)	(100.8)
Lease obligations		34.7	33.2
Total debt		$3,080.5	$2,998.4
Less: cash and cash equivalents		133.5	116.1
Net debt	[A]	$2,947.0	$2,882.3
Investment properties	[B]	$9,094.5	$8,808.1
Net leverage ratio	[A]/[B]	32%	33%
(7)Overall capitalization rate is calculated as stabilized net operating income (property revenue less property expenses) divided by the fair value of the income-producing property.
(8)Annualized revenue for each period presented is calculated as the contractual base rent for the month subsequent to the quarterly reporting period multiplied by 12 months. Annualized revenue excludes revenue from properties classified as assets held for sale.
(9)Committed occupancy as at November 6, 2024.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as “outlook”, “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can also be no assurance that Granite’s expectations regarding various matters, including the following, will be realized in a timely manner, with the expected impact or at all: the effectiveness of measures intended to mitigate such impact, and Granite’s ability to deliver cash flow stability and growth and create long-term value for unitholders; Granite’s ability to advance its ESG+R program and related targets and goals; the expansion and diversification of Granite’s real estate portfolio and the reduction in Granite’s exposure to Magna and the special purpose properties; Granite’s ability to accelerate growth and to grow its net asset value, FFO and AFFO per unit, and constant currency same property NOI - cash basis; Granite's ability to execute on its strategic plan and its priorities for the remainder of 2024 and into 2025; Granite's 2024 outlook for FFO per unit, AFFO per unit and constant currency same property NOI, including the anticipated impact of future foreign currency exchange rates on FFO and AFFO per unit and expectations regarding Granite's business strategy; fluctuations in foreign currency exchange rates and the effect on Granite's revenues, expenses, cash flows, assets and liabilities; Granite's ability to offset interest or realize interest savings relating to its term loans, debentures and cross currency interest rate swaps; Granite’s ability to find and integrate satisfactory acquisition, joint venture and development opportunities and to strategically deploy the proceeds from recently sold properties and financing initiatives; Granite's intended use of available liquidity, its ability to obtain secured funding against its unencumbered assets and its expectations regarding the funding of its ongoing operations and future growth; any future offerings under the Shelf Prospectuses; obtaining site planning approval of a 0.7 million square foot distribution facility on the 34.0 acre site in Brantford, Ontario; obtaining site planning approval for a third phase of development for up to 1.3 million square feet on the 101.5 acre site in Houston, Texas and the potential yield from the project; the development of 12.9 acres of land in West Jefferson, Ohio and the potential yield from that project; the development of a 0.6 million square foot multi-phased business park on the remaining 36.0 acre parcel of land in Brantford, Ontario and the potential yield from that project; the development of a 0.2 million square foot modern distribution/logistics facility on the 10.1 acres of land in Brant County, Ontario and the potential yield of the project; estimates regarding Granite's development properties and expansion projects, including square footage of construction, total construction costs and total costs; Granite’s ability to meet its target occupancy goals; Granite’s ability to secure sustainability or other certifications for any of its properties; Granite’s ability to generate peak solar capacity on its properties; the impact of the refinancing of the term loans on Granite’s returns and cash flow; the amount of any distributions; the effect of any legal proceedings on Granite; and the timing and successful completion of the Arrangement that would simplify Granite’s capital structure by replacing its current stapled unit structure with a conventional REIT trust unit structure. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of Granite’s perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances. Forward-looking statements and forward-looking information are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws and treaties that may adversely affect Granite REIT’s mutual fund trust status under the Income Tax Act (Canada) or the effective tax rate in other jurisdictions in which Granite operates; the risks related to Russia’s 2022 invasion of Ukraine that may adversely impact Granite’s operations and financial performance; economic, market and competitive conditions and other risks that may adversely affect Granite’s ability to expand and diversify its real estate portfolio; and the risks set forth in the “Risk Factors” section in Granite’s AIF for 2023 dated February 28, 2024, filed on SEDAR+ at www.sedarplus.ca and attached as Exhibit 1 to the Trust’s Annual Report on Form 40-F for the year ended December 31, 2023 filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.